Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2010	2011

Net Income	$139	$180
Equity in earnings of unconsolidated affiliates, net of distributions	6	1
Income taxes	119	116
Capitalized interest	(2)	(1)
	262	296

Fixed charges, as defined:

Interest	103	94
Capitalized interest	2	1
Interest component of rentals charged to operating expense	12	8
Total fixed charges	117	103

Earnings, as defined	$379	$399

Ratio of earnings to fixed charges	3.24	3.87